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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                                 PERCLOSE, INC.
                                (NAME OF ISSUER)

                                  COMMON STOCK
                         (TITLE OF CLASS OF SECURITIES)

                                    71361C107
                                 (CUSIP NUMBER)




                  Check the following box if a fee is being paid with this statement. [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).


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* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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================================================================================
1.       NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


         Brentwood Associates V, L.P.
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) / /
                                                                         (b) /X/

--------------------------------------------------------------------------------
3.       SEC USE ONLY


--------------------------------------------------------------------------------
4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                  5.      SOLE VOTING POWER
 NUMBER OF                100,399 shares common stock
   SHARES       ----------------------------------------------------------------
BENEFICIALLY      6.      SHARED VOTING POWER
  OWNED BY                N/A
    EACH        ----------------------------------------------------------------
 REPORTING        7.      SOLE DISPOSITIVE POWER
   PERSON                 100,399 shares common stock
    WITH        ----------------------------------------------------------------
                  8.      SHARED DISPOSITIVE POWER
                          N/A
--------------------------------------------------------------------------------
9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         100,399 shares common stock
--------------------------------------------------------------------------------
10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         .99% of shares of outstanding common stock
--------------------------------------------------------------------------------
12.      TYPE OF REPORTING PERSON

         PN
================================================================================

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* SEE INSTRUCTIONS BEFORE FILLING OUT!

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                                                               Page 3 of 5 Pages

ITEM 1(a)         NAME OF ISSUER:

                  Perclose, Inc.

ITEM 1(b)         ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  199 Jefferson Drive, Menlo Park, CA 94025


ITEM 2(a)         NAME OF PERSON FILING:

                  Brentwood Associates V, L.P.

ITEM 2(b)         ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  11150 Santa Monica Blvd., Suite 1200, Los Angeles, CA  90025


ITEM 2(c)         CITIZENSHIP:

                  Delaware

ITEM 2(d)         TITLE OF CLASS OF SECURITIES:

                  Common Stock

ITEM 2(e)         CUSIP NUMBER:

                  71361C107

ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS a:

                  N/A

ITEM 4            OWNERSHIP:

                  (a)  Amount Beneficially Owned: 100,399 shares common stock

                  (b)  Percent of Class: .99% of common stock

                  (c)  Number of Shares as to which such person has:

                       (i)   sole power to vote or to direct the vote: 100,399

                       (ii)  shared power to vote or direct the vote: 0

                       (iii) sole power to dispose or to direct the disposition
                             of: 100,399

                       (iv) shared power to dispose or to direct the disposition of: 0


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                                                               Page 4 of 5 Pages

ITEM 5   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following /x/.

ITEM 6   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

         The general partner of Brentwood Associates V, L.P. is Brentwood V Ventures, L.P., a Delaware limited partnership ("Brentwood V Ventures"). The general partners of Brentwood V Ventures are David Chonette, Roger Davisson, G. Bradford Jones, and John Walecka, each of whom may be deemed to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by Brentwood Associates V, L.P.

         Brentwood Associates V, L.P., Brentwood V Ventures, and the above named general partners of Brentwood V Ventures each disclaim beneficial ownership of the common stock owned by any other person or entity described in this Schedule.


ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

         N/A

ITEM 8   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

         N/A

ITEM 9   NOTICE OF DISSOLUTION OF GROUP:

         N/A

ITEM 10  CERTIFICATION:

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


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                                                               Page 5 of 5 Pages

SIGNATURE:   After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.


DATE:        February 7, 1997



                                 BRENTWOOD ASSOCIATES V, L.P.
                                 By:  Brentwood V Ventures, L.P.
                                 It's General Partner


                                 By:  /s/ G. Bradford Jones
                                      ------------------------------------------
                                          G. Bradford Jones
                                          General Partner


                                          David W. Chonette*
                                          Roger C. Davisson*
                                          John L. Walecka*
                                          General Partners


                                          /s/ G. Bradford Jones
                                          --------------------------------------
                                          G. Bradford Jones


                                          /s/ G. Bradford Jones
                                          --------------------------------------
                                          G. Bradford Jones

                                          *By G. Bradford Jones, attorney in
                                          fact


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